SAGEBRUSH GOLD LTD.
1640 Terrace Way
Walnut Creek, California 94597

July 21, 2011

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561.
Washington, D.C. 20549

Re:	Sagebrush Gold Ltd. Registration Statement on Form S-1 File No. 333-171925 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sagebrush Gold Ltd. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-172925), originally filed with the Commission on January 28, 2011 and as amended on each of April 15, 2011 and June 16, 2011.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Harvey J. Kesner at 61 Broadway, 32nd Floor, New York, New York 10006, telephone number (212) 930-9700, facsimile number (212) 930-9725.

Thank you for your assistance with this matter.

Sincerely,

Sagebrush Gold Ltd.
By:	/s/ Sheldon Finkel
Sheldon Finkel, Chief Executive Officer